UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2021

Commission File Number: 000-50841

51job, Inc.

(Translation of registrant’s name into English)

Building 3

No. 1387 Zhang Dong Road

Shanghai 201203

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On December 1, 2021, the company notified the NASDAQ Stock Market that the company will follow its home country practice in lieu of the provisions of Rule 5620(a), and an annual general meeting of shareholders will not be convened in the fiscal year ending December 31, 2021.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

51JOB, INC.

By:	/s/ Rick Yan
	Name:	Rick Yan
	Title:	President and Chief Executive Officer

Date: December 6, 2021